Exhibit 99.2

NiCE Launches AI Specialization Program, Recognizing Partners Driving

Significant AI Outcomes for Enterprises

Six industry-leading partners — Accenture, Cirrus, Deloitte, Route 101, and TTEC— named as inaugural AI

Specialization partners under the NiCE 360 Partner Program

Hoboken, N.J., July 1, 2026 – NiCE (Nasdaq: NICE) today announced the launch of the NiCE AI Specialization Program, a formal, criteria-based recognition within the NiCE 360 Partner Program designed to recognize partners delivering measurable outcomes for enterprise organizations. As part of the launch, NiCE has named six inaugural AI Specialization partners: Accenture, Cirrus, Deloitte, TTEC, and Route101.

The NiCE AI Specialization Program establishes one of the industry's most rigorous standards for AI delivery. Modeled on industry-recognized frameworks, it gives enterprise buyers a trusted, independently verified way to identify the partners proven to deliver AI at scale, setting a new benchmark for enterprise AI delivery.

“Enterprises are placing significant investment in AI, and they need partners with deep AI skills and experience that provide advisory consulting and implementation services. The NiCE AI Specialization Partner Program sets that standard. It recognizes the partners who have proven they can turn NiCE AI into measurable business outcomes, and gives every enterprise a trusted, independently verified way to choose who to build with,” said Dorothy Copeland, Chief Partner Officer, NiCE.

Every AI Specialization partner is validated against three pillars — People, Practice and Performance — that together prove they can deliver enterprise AI at scale:

•	People: A bench of certified AI talent, including NiCE Certified AI Engineers (NCAE) at Practitioner level or above, Conversation Designers and dedicated AI Delivery Leads, so that every engagement is backed by credentialed human expertise.

•	Practice: Proven, live deployments across the NiCE AI suite, including Cognigy, Autopilot, Copilot, Auto Summary and Proactive AI, spanning at least three distinct use-case categories and one or more enterprise-scale engagements.

•	Performance: Independently verified business outcomes, including AI-attributed annual contract value (ACV), customer satisfaction (CSAT) scores, net retention and enterprise references that demonstrate measurable impact.

"The NiCE AI Specialization affirms our commitment to outcomes over promises. Being part of this first cohort reflects the depth of our certified talent and the impact of the deployments we deliver across the full NiCE AI suite," said Jason Roos, CEO, Cirrus.

“The NiCE AI Specialization recognizes what our clients already experience: a partner that pairs deep NiCE expertise with a relentless focus on outcomes and quality. Being named in this first cohort validates the dedicated certified talent and proven deployments we bring to every engagement,” said Stephan Schuessler, Partner Technology & Transformation, Deloitte Consulting.

"Being named among the first AI Specialization partners reflects the standard we hold ourselves to on every engagement. This recognition is built on certified talent, live deployments, and the measurable outcomes our enterprise clients count on," said Russell Attwood, CEO, Route 101.

"The enterprise market is flooded with AI hype, but technology alone doesn't solve business challenges. True transformation requires connecting advanced tools with a company's broader operational and technology ecosystem. Being recognized as both an inaugural NiCE AI Specialization partner and a Platinum Partner reinforces TTEC Digital’s ability to deliver the deep consulting and end-to-end integration required to make AI work at scale and drive meaningful outcomes," said Chris Brown, President, TTEC Digital.

The AI Specialization Program is the first in a planned roadmap of Specializations under the NiCE 360 Partner Program. NiCE plans to roll out a series of product and vertical-market specializations throughout 2026 and 2027. As the program expands, enterprises will be able to choose partners with deep, validated expertise in their specific industry, pairing proven delivery with the domain knowledge that turns technology into measurable results in their market.

About the NiCE Certified AI Engineer (NCAE) Program

The NCAE program is an individual certification pathway that validates hands-on expertise in designing, deploying, and optimizing enterprise-grade AI agent solutions on the NiCE platform. Credentials are earned by individuals, not partner organizations, through a combination of self-paced learning, instructor-led workshops, and real-world deployment assessments. Levels include Associate, Practitioner, and Expert.

About NiCE

NiCE (Nasdaq: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201-561-4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Copeland, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cybersecurity attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geopolitical conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.